VISION GLOBAL SOLUTIONS, INC.

20400 Stevens Creek Boulevard, Suite 700

Cupertino, CA  95014

Telephone 408-873-0500

FAX: 408 716-2658

July 28, 2009

Mail Stop 4561

Jennifer Fugario, Staff Accountant

Division of Corporate Finance

US Securities and Exchange Commission

101 F Street, N.E.

Washington, DC 20549

RE:

Vision Global Solutions, Inc.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Filed June 30, 2008

File No. 000-31104, Response Letter No. 4

Response to Request of July 28, 2009

Dear Ms. Fugario:

In regards to your conversation with Blair Krueger, Esq. of today, enclosed please find the requested certification of the Company.

We hereby certify and acknowledge that:

a.

The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing; and

b.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Blair Krueger, Esq at 858-405-7385 if you have any questions concerning this matter.

Sincerely,

/s/ JohnKinney
John Kinney
Chief Executive Officer